SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 1-31690

TRANSCANADA CORPORATION

(Translation of Registrant’s Name into English)

450 — 1st Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being and hereby is incorporated by reference into Registration Statement on Form F-10 (File No. 333-210256) of TransCanada Corporation:

1.                                      The ‘template version’ (as such term is defined in National Instrument 41-101—General Prospectus Requirements) of the term sheet for the offering.

2.                                      The ‘template version’ of the Investor Presentation

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION

Date: March 17, 2016

	By:	/s/ Christine R. Johnston
		Name:	Christine R. Johnston
		Title:	Vice-President, Law and Corporate Secretary

EXHIBIT INDEX

99.1                        The ‘template version’ (as such term is defined in National Instrument 41-101—General Prospectus Requirements) of the term sheet for the offering.

99.2                        The ‘template version’ of the Investor Presentation